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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30563

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GILL & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 BROADWAY, SUITE 810
(No. and Street)

DENVER   COLORADO   80203
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TED M. GILL   303-296-6260
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AFFLECK GILMAN & CO., P.C.
(Name – if individual, state last, first, middle name)

50 S. STEELE STREET, SUITE 505   DENVER   COLORADO   80209
(Address)   (City)   (State)   (Zip Code)

PROCESSED
MAR 2 1 2003
THOMSON
FINANCIAL

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____TOM CLADIS_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____GILL & ASSOCIATES, INC._____ , as of ___DECEMBER 31_____ , 20_02_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

My Commission Expires 3/15/2006

M. VAN ZYL

SECRETARY
_____
Title

Notary Public

NOTARY PUBLIC STATE OF COLORADO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GILL AND ASSOCIATES, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2002

AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

GILL AND ASSOCIATES, INC.

CONTENTS



AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

Julie K. Affleck, CPA
Richard L. Gilman, CPA

INDEPENDENT AUDITORS' REPORT

Board of Directors
Gill and Associates, Inc.
Denver, Colorado

We have audited the accompanying statements of financial condition of Gill and Associates, Inc. (a Subchapter S corporation) as of December 31, 2002 and 2001, and the related statements of operations, cash flows, and stockholder's equity for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Gill and Associates, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Affleck Gilman + Co., P.C.

AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

February 13, 2003

GILL AND ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

| | December 31, | |
	2002	2001
Cash	$ 319,757	$ 205,058
Cash segregated under federal and other regulations	101	86
Cash deposits with clearing organizations	50,898	50,624
Commissions receivable	26,244	22,926
Accrued asset sale and consulting agreement income	91,429	59,092
Prepaid expenses	5,912	4,052
Employee advances	500	13,600
Marketable securities owned, at market value	355,496	584,437
Property and equipment, at cost, net of accumulated depreciation	42,253	12,077
Refundable deposits	1,860	4,761
TOTAL ASSETS	$ 894,450	$ 956,713

The accompanying notes are an integral part of these
   financial statements.

3

GILL AND ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION (CONTINUED)

LIABILITIES AND STOCKHOLDER'S EQUITY

| | December 31, | |
	2002	2001
LIABILITIES		
Accounts payable and other liabilities	$ 34,981	$ 26,857
Payroll taxes payable	13,430	12,681
Securities sold, not yet purchased, at market value	–	7,940
TOTAL LIABILITIES	48,411	47,478
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common Stock, no par value: authorized 400,000 shares; issued and outstanding 48,000 shares	4,500	4,500
Additional paid-in capital	440,342	440,342
Retained earnings	401,197	464,393
TOTAL STOCKHOLDER'S EQUITY	846,039	909,235
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 894,450	$ 956,713

The accompanying notes are an integral part of these
financial statements.

GILL AND ASSOCIATES, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2002	2001
INCOME		
Commissions	$ 722,505	$ 633,860
Investment advisory fees	16,561	14,035
Asset sale agreement revenue	282,156	189,082
Interest and dividends	3,594	10,684
Investment losses	(235,106)	(176,422)
Gain on sale of property and equipment	5,800	-
Other income	-	1,650
TOTAL INCOME	795,510	672,889
EXPENSES		
Clearing fees	30,657	38,960
Salaries - officer/stockholder	222,000	182,000
Salaries - other	245,156	201,041
Employee benefits	28,829	36,240
Payroll taxes	24,760	24,171
Rent	22,238	35,287
Telephone	9,460	9,756
Quotation service	-	1,230
Contract labor	9,355	12,328
Office expense	11,096	7,372
Dues and subscriptions	3,626	5,132
Insurance	7,012	7,873
Postage	(238)	2,328
Travel and entertainment	18,214	26,970
Taxes and licenses	115	75
Professional fees	6,834	11,111
Advertising and promotion	2,419	2,201
Contributions	1,300	880
Depreciation	8,143	8,182
Interest	172	490
Miscellaneous expenses	2,062	1,631
Repairs and maintenance	7,868	7,068
TOTAL EXPENSES	661,078	622,326
NET INCOME	$ 134,432	$ 50,563

The accompanying notes are an integral part of these financial statements.

GILL AND ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 134,432	$ 50,563
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	8,143	8,182
Investment losses	235,106	176,422
Gain on disposal of property and equipment	(5,800)	-
Asset sale agreement revenue	(282,156)	(189,082)
(Increase) decrease in assets:		
Deposits with clearing organizations	(274)	(25,624)
Accounts receivable	(35,655)	(60,944)
Prepaid expenses	(1,860)	-
Employee advances	13,100	(13,600)
Refundable deposits	2,901	(1,860)
Increase (decrease) in liabilities:		
Accounts payable	8,124	(7,278)
Payroll taxes payable	749	5,637
Due to customer	-	(55)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	76,810	(57,639)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of investments	(405,060)	(1,822,642)
Sale of investments	390,955	1,891,134
Asset sale agreement income	282,156	189,082
Proceeds from sale of property and equipment	5,800	-
Purchase of property and equipment	(38,319)	-
NET CASH PROVIDED BY INVESTING ACTIVITIES	235,532	257,574
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid to stockholder	(197,628)	(144,000)
NET CASH USED BY FINANCING ACTIVITIES	(197,628)	(144,000)

GILL AND ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS (CONTINUED)

| | Year Ended December 31, | |
	2002	2001
INCREASE IN CASH AND CASH EQUIVALENTS	114,714	55,935
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	205,144	149,209
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 319,858	$ 205,144

The accompanying notes are an integral part of these
financial statements.

GILL AND ASSOCIATES, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

| | Common Stock | | Additional | |
	No. of Shares	Amount	Paid-In Capital	Retained Earnings
BALANCES, December 31, 2000	48,000	$ 4,500	$ 440,342	$ 557,830
Cash dividends paid to stockholder	–	–	–	(144,000)
Net income for the year	–	–	–	50,563
BALANCES, December 31, 2001	48,000	4,500	440,342	464,393
Cash dividends paid to stockholder	–	–	–	(197,628)
Net income for the year	–	–	–	134,432
BALANCES, December 31, 2002	48,000	$ 4,500	$ 440,342	$ 401,197

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1:   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization:

Gill and Associates, Inc. was incorporated as a broker/dealer under the laws of the State of Colorado on August 31, 1983, and currently is conducting business in Colorado primarily in the bond market. The Company clears its own bond transactions, and operates under clearing agreements with other broker/dealers for other trades. The Company also provides investment advisory services.

Basis of Accounting:

Securities transactions and related commission revenue and expenses are recorded on a trade date basis.

Concentration of Credit Risk:

At December 31, 2002 and 2001, the Company had bank deposits of $142,497 and $54,172, respectively, in excess of Federally insured limits. Other financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits with the Company's clearing broker and investments in obligations of the U.S. government, mutual funds, corporate bonds and notes and option contracts. The Company places its investments with high quality institutions and obligations of the U.S. government and, by policy, limits the amount of credit exposure to any one entity.

Regulatory Provisions:

The Company is a fully computing firm subject to all provisions of Rule 15c3-3 of the Securities and Exchange Commission. Cash of $101 and $86 at December 31, 2002 and 2001, respectively, was segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

GILL AND ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Clearing Deposit:

The Company maintains a cash deposit with its clearing broker/dealers, which is a requirement of the clearing agreements.

Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, the Company had net capital of $416,764 and $699,046, respectively, which was $166,764 and $449,046 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital was 0.12 to 1 and 0.06 to 1 at December 31, 2002 and 2001.

Cash and Cash Equivalents:

Cash and cash equivalents includes cash on hand and on deposit and highly liquid debt instruments with maturities generally of three months or less. Cash deposits with clearing organization are not included in cash and cash equivalents.

Property and Equipment:

Property and equipment are stated at cost and are depreciated using accelerated methods over their estimated useful lives, which range from five to seven years. Maintenance and repairs are expensed as incurred. Expenditures which significantly increase asset values or extend useful lives are capitalized.

NOTE 1:   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
          (CONTINUED)

Liabilities Subordinated to Claims of General Creditors:

During the years ended December 31, 2002 and 2001, and as
of December 31, 2002 and 2001, the Company had no
liabilities subordinated to the claims of general
creditors.

Fair Values of Financial Instruments:

For certain of the Company's financial instruments,
including cash and equivalents, accounts receivable, and
accrued liabilities, the carrying amounts approximate fair
value due to their short maturities.

Impairment of Long-Lived Assets:

In the event that facts and circumstances indicate that
long-lived assets may be impaired, an evaluation of
recoverability would be performed. If an evaluation is
required, the estimated future undiscounted cash flows
associated with the asset would be compared to the asset's
carrying amount to determine if a write-down to market
value or discounted cash flow value is required.

Use of Estimates in the Preparation of Financial
Statements:

The preparation of financial statements in conformity with
generally accepted accounting principles requires
management to make estimates and assumptions that affect
the reported amounts of assets and liabilities and
disclosure of contingent assets and liabilities at the date
of the financial statements and the reported amounts of
revenues and expenses during the reporting period. Actual
results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1:   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

Income Taxes:

Net income per the financial statements differs from taxable income reported in the tax returns because the financial statements include both realized and unrealized gains and losses on investments, whereas the tax returns report only realized gains and losses. No tax liability is reported on the financial statements because the Company has elected to be taxed as an S corporation effective January 1, 1987. Accordingly, earnings and losses are included in the personal return of the stockholder.

NOTE 2:   CASH FLOW INFORMATION

Payments for interest and income taxes were:

	December 31, 2002	2001
Interest	$ 172	$ 490
Income taxes	$ -	$ -

NOTE 3:   ASSET SALE AND CONSULTING AGREEMENT

The Company had a contract to provide investment advisory and administrative services to the Colorado Surplus Asset Fund Trust (CSAFE). On October 13, 2000, the Company terminated its contract with CSAFE and sold its CSAFE investment advisor and administrator related assets, including goodwill, customer lists, records and equipment to Kirkpatrick, Pettis, Smith, Polian Inc. (Purchaser). The sales contract provided for the Company to receive an initial $100,000 and a percentage of CSAFE related gross revenues, net of defined operating expenditures, on a quarterly basis, beginning November 1, 2000, and ending December 31, 2010. The percentage decreases from 100% to 50% over the term of the agreement. The sales contract also calls for the Company's stockholder to provide ongoing advisory services.

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 3: ASSET SALE AND CONSULTING AGREEMENT (CONTINUED)

The Company earned $282,156 of asset sale agreement revenue and $6,000 of advisory fees under the contract during 2002, which accounted for 36% of the Company's total income. During 2001, the company earned $189,082 of asset sale agreement revenue and $4,000 of advisory fees under the contract, which accounted for 29% of the Company's total income. Future payments under the sales contract are contingent upon the amount of CSAFE revenues earned by the Purchaser, and whether CSAFE continues its investment advisor and administrative agreements with the Purchaser. In addition, the Company may assign all of its rights and obligations under the agreement to the Company's stockholder or an entity controlled by him.

NOTE 4: MARKETABLE SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities and securities sold, not yet purchased, are stated at market value. Differences between the cost or sales price and the market value of securities are included in income in the accompanying financial statements. Market values as of December 31, 2002 and 2001 are as follows:

	Owned	Sold, Not Yet Purchased
December 31, 2002:		
Obligations of U.S. government	$ 6,048	$ —
Corporate stocks and mutual funds	349,448	—
Options	—	—
	$ 355,496	$ —
December 31, 2001:		
Obligations of U.S. government	$ 14,318	$ —
Corporate stocks and mutual funds	570,119	—
Options	—	7,940
	$ 584,437	$ 7,940

NOTE 5: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2002 and 2001:

| | December 31, | |
	2002	2001
Furniture and equipment	$ 37,298	$ 35,050
Automobiles	94,464	72,500
	131,762	107,550
Less accumulated depreciation	89,509	95,473
Net property and equipment	$ 42,253	$ 12,077

NOTE 6: COMMITMENTS

The Company occupied a facility under a noncancelable operating lease, which expired on January 31, 2002. The lease required no lease payments for the first three months, and scheduled periodic rent increases over the remaining term of the lease agreement. Total rent payments required under the lease agreement were charged to expense on the straight-line method over the term of the lease. The Company recorded a deferred credit to reflect the excess of rent expense over cash payments since inception of the lease.

Effective February 1, 2002, the Company entered into a new noncancelable operating office lease, which expired on January 31, 2003. The lease required monthly rent payments, and contained a one year renewal option. The option to renew was exercised effective February 1, 2003, and it expires on January 31, 2004. The renewal option also requires monthly rent payments, and contains two additional one year renewal options. Future minimum rental payments under the lease for the years ended December 31, 2003 and 2004 are $20,615 and $1,705, respectively.

Total rent charged to operations was $22,238, and $35,287, net of sublease income of $800 and $7,200, during 2002 and 2001, respectively.

NOTE 7:   RETIREMENT PLAN

The Company adopted a "Savings Incentive Match Plan for Employees" (SIMPLE Plan), effective January 1, 1997, which covers all full-time employees. Eligible employees may make annual elective contributions of up to $7,500 of compensation to the plan. The Company contributes matching contributions equal to the employee's elective contributions up to a limit of 3% of the employee's compensation for the calendar year.   Employees are immediately 100% vested in all elective and Company contributions. Company contributions to the plan for the years ended December 31, 2002 and 2001 were $8,905 and $8,188, respectively.

GILL AND ASSOCIATES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	December 31,	
	2002	2001
Total stockholder's equity qualified for net capital	$ 846,039	$ 909,235
Deductions of non-allowable assets:		
Investments held without required PAIB Agreement	267,194	-
Property and equipment	42,253	12,077
Prepaid expenses	5,912	4,052
Receivables	93,362	61,583
Refundable deposits	1,860	4,761
Employee advances	500	13,600
Other	-	26,336
	411,081	122,409
Net capital before haircuts on securities positions	434,958	786,826
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
U.S. obligations	252	697
State and municipal obligations	-	-
Corporate obligations	8,722	67,567
Other securities	9,220	18,611
Options	-	905
	18,194	87,780
NET CAPITAL	$ 416,764	$ 699,046
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition	$ 48,411	$ 39,538
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 250,000	$ 250,000
Excess net capital at 1500%	$ 166,764	$ 449,046
Excess net capital at 1000%	$ 411,923	$ 695,092
Ratio of aggregate indebtedness to net capital	0.12 to 1	0.06 to 1

SCHEDULE I (CONTINUED)

**COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION**

	December 31,	
	2002	2001
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2002 and 2001)		
Net capital, as reported in Part IIA of Company's unaudited FOCUS report	$ 423,329	$ 695,420
Net audit adjustments	(53,148)	(50,006)
Difference in computation of non-allowable assets	483	7,532
Difference in computation of haircuts	46,100	46,100
Net capital per above	$ 416,764	$ 699,046
Aggregate indebtedness, as reported in Part II of Company's unaudited FOCUS report	$ 41,846	$ 43,165
Net audit adjustments	6,565	(3,627)
Aggregate indebtedness per above	$ 48,411	$ 39,538

GILL AND ASSOCIATES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31,	
	2002	2001
CREDIT BALANCES		
Free credit balances and other credit balances in customer's security accounts	$ -	$ -
DEBIT BALANCES	-	-
RESERVE COMPUTATION		
Excess of total credits over total debits	$ -	$ -
105% of total credits over total debits	$ -	$ -
Amount held on deposit in Reserve Bank Account	101	86
Excess of amount held on deposit in Reserve	$ 101	$ 86
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2002 and 2001)		
Excess as reported in Company's Part II FOCUS report	$ 101	$ 86
Differences	-	-
Excess per above	$ 101	$ 86

18

GILL AND ASSOCIATES, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002 and 2001

As of December 31, 2002 and 2001, the Company did not hold any securities required to be in possession or control that had not been reduced to possession or control in the proper time frame because properly issued segregation instructions were not acted upon or segregation instructions were not issued.



INDEPENDENT AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Gill and Associates, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements of
Gill and Associates, Inc. for the year ended December 31, 2002, we
considered its internal control structure, including procedures for
safeguarding securities, in order to determine our auditing procedures
for the purpose of expressing our opinion on the financial statements
and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange
Commission, we have made a study of the practices and procedures
(including tests of compliance with such practices and procedures)
followed by Gill and Associates, Inc. that we considered relevant to
the objectives stated in rule 17a-5(g), in the following:

(1)   Making the periodic computations of aggregate indebtedness and
      net capital under rule 17a-3(a)(11) and the reserve required by
      rule 15c3-3(e).

(2)   Making the quarterly securities examinations, counts,
      verifications and comparisons, and the recordation of
      differences required by rule 17a-13.

(3)   Complying with the requirements for prompt payment for
      securities under Section 8 of Federal Reserve Regulation T of
      the Board of Governors of the Federal Reserve System.

(4)   Obtaining and maintaining physical possession or control of all
      fully paid and excess margin securities of customers as
      required by rule 15c3-3.

The management of the Company is responsible for establishing and
maintaining an internal control structure and the practices and
procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are required to
assess the expected benefits and related costs of internal control
structure policies and procedures, and of the practices and procedures
referred to in the preceding paragraph, and to assess whether those
practices and procedures can be expected to achieve the SEC's above-
mentioned objectives. Two of the objectives of an internal control
structure and the practices and procedures are to provide management
with reasonable, but not absolute, assurance that assets for which the
Company has responsibility are safeguarded against loss from
unauthorized use or disposition, and that transactions are executed in

accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Affleck Gilman + Co., P.C.

AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

February 13, 2003